Exhibit 99.1

Nira Poran, International Technology Executive & Legal Counsel Joins Nano Dimension’s Board of Directors

Boca Raton, Florida, Feb. 25, 2020 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) provider, announced today the appointment of Ms. Nira Poran as a member of the company’s board of directors, effective immediately.

Ms. Poran has extensive experience in managing content-technology companies, international businesses initiatives as well as corporate and communal business development efforts. Ms. Poran had served as an Adviser of Public Affairs for the Prime Minister of Israel where she supervised the Status of Women portfolio. In this role, she was involved in various committees and activities, including different parliament committees. She also represented the State of Israel in UN conferences in Vienna and New York. Ms. Poran lived and worked in Paris, New York, Barcelona, Rio de Janeiro, Shanghai and San Francisco.

Ms. Poran is the Executive Director of the Association of Corporate Counselors. She was a legal adviser in the firm ZAG/JUN ZEJUN, a cooperation between an Israeli and Chinese law firm.

Prior to that, Ms. Poran was the co-founder and chief executive officer and later the Chairperson of the Board of Mars Interactive Games Ltd. Mars was a pioneer content technology company, developing interactive television games and game channels for digital networks.

Ms. Poran earned a MA with honors in Gender Studies and an LLM, International and Public Law, from Tel Aviv University and Northwestern University in Chicago, IL.

“Having conducted business in many of the world’s major hubs, Ms. Poran has gained experience in multicultural communication and management. I expect that as we expand our business in the United States, Europe and Asia Pacific, Ms. Poran’s experience will be of great contribution. We are honored to have her join our Board,” said Ofir Baharav, Nano Dimension’s Chairman of the Board of Directors.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.

For more information, please visit www.nano-di.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses expanding business in the United States, Europe and Asia Pacific, and that Ms. Poran’s experience will be of great contribution. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com